FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

of Securities Exchange Act of 1934

December 3, 2004

Commission File Number 001-14804

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

December 3, 2004

On December 2, 2004, OAO Tatneft issued the following press release:

PRESS RELEASE

OAO Tatneft announces expectations regarding the publication of its consolidated financial statements for 2003 prepared in accordance with U.S. GAAP and regarding the submission to the U.S. SEC of its Annual Report on Form 20-F for 2003.

Almetyevsk, December 2, 2004

OAO Tatneft currently expects that Kennedys, the independent legal counsel retained by OAO Tatneft’s Audit Committee to investigate certain transactions which OAO Tatneft’s independent auditors considered to be “unusual,” will submit its report to the Audit Committee in the first part of December 2004 and that the audit of the Company’s consolidated U.S. GAAP financial statements for 2003 will be completed in January 2005 following consideration of the findings of the report of Kennedys by OAO Tatneft’s external auditors.

Due to the delay in the completion of the audit of its consolidated U.S. GAAP financial statements for 2003, OAO Tatneft has delayed the submission to the U.S. Securities and Exchange Commission of its Annual Report on Form 20-F for 2003. OAO Tatneft expects to submit to the SEC its Annual Report on Form 20-F for 2003 shortly after it receives the auditor’s opinion on its U.S. GAAP financial statements for 2003.

Press-service of OAO Tatneft

Forward-looking statements: This press-release may contain certain forward-looking statements of OAO Tatneft. OAO Tatneft does not guarantee occurrence of any events mentioned in such statements as well as periods of their occurrence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By: /s/ Vladimir P. Lavushchenko

Name: Vladimir P. Lavushchenko

Title: Deputy General Director for Economics,

Chairman of Disclosure Committee

Date:	December 3, 2004